James Stafford
James Stafford Chartered Accountants* Suite 350 – 1111 Melville Street Vancouver, British Columbia Canada V6E 3V6 Telephone +1 604 669 0711 Facsimile +1 604 669 0754
*Incorporated professional

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Alberta Star Development Corp.

We consent to the incorporation of our report dated 1 February 2006, with respect to the balance sheets of Alberta Star Development Corp. as at 30 November 2005 and 2004, and the related statements of operations and deficit, cash flows and changes in shareholders’ equity for the period from 6 September 1996 (Date of Inception) to 30 November 2005 and for each of the years in the three-year period ended 30 November 2005 in the Annual Report on Form 20-F of Alberta Star Development Corp. dated 22 February 2006.  Our report dated 1 February 2006, included additional comments for U.S. readers that states that conditions and events exist that cast substantial doubt on the Company’s ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ James Stafford

Vancouver, Canada

Chartered Accountants

9 March 2006